SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)
                               (Amendment No. 2 )(1)


                                  HOWTEK, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   443209 10 1
                                 (CUSIP Number)


                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)


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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

---------------------                                          -----------------
CUSIP No. 443209 10 1                  13G                     Page 2 of 4 Pages
---------------------                                          -----------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Robert Howard
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)|_|
                                                                       (b)|_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
 NUMBER OF SHARES    5      SOLE VOTING POWER
   BENEFICIALLY             2,310,606 as of 12/31/99
     OWNED BY
       EACH
      PERSON
    REPORTING
       WITH          -----------------------------------------------------------
                     6      SHARED VOTING POWER

                            32,000
                     -----------------------------------------------------------
                     7      SOLE DISPOSITIVE POWER
                            2,310,606 as of 12/31/99
                     -----------------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            32,000
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,342,606 as of 12/31/99
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     17.1%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

                    HOWTEK, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices:

                    21 Park Avenue
                    Hudson, NH 03051

Item 2(a).     Name of Persons Filing:

                    This Amendment no. 2 to Schedule 13G is filed on behalf of Mr. Robert Howard (the "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

                    303 East 57th Street
                    New York, NY 10028

Item 2(c).     Citizenship:

                    The Reporting Person is a United States citizen.

Item 2(d).     Title of Class of Securities:
                    Common Stock

Item 2(e).     CUSIP Number:
                    443209 10 1

Item 3.        Type of Reporting Person:

                    (a) - (j):       Not Applicable

               This statement is being filed pursuant to Rule 13d-1(d).

Item 4.        Ownership:

               (a)  Amount Beneficially Owned:

                    The Reporting Person beneficially owned 2,342,606 shares of Common Stock as of December 31, 1999, which amount included
                    (i) 1,962,982 shares owned directly, (ii) 10,000 shares issuable upon exercise of options owned by the Reporting Person, (iii) 337,624 shares issuable upon conversion of convertible debt and (iv) 32,000 shares beneficially owned by the wife of the Reporting Person (of which 25,000 shares are issuable upon exercise of options owned by the wife of the Reporting Person.)

               (b)  Percent of Class:

                    17.1% beneficially owned by the Reporting Person as of December 31, 1999 based upon 13,330,542 shares of Common Stock outstanding on December 31, 1999.


                               Page 3 of 4 Pages

               (c) Number of shares as to which the Reporting Person has (as of December 31, 1999):

                    (i)   sole power to vote or to direct the vote:

                          2,310,606

                    (ii)  shared power to vote or to direct the vote:

                          32,000

                    (iii) sole power to dispose or to direct the disposition of:

                          2,310,606

                    (iv) shared power to dispose or to direct the disposition of:

                          32,000

Items 5-9.     Not Applicable

Item 10.       Not Applicable


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February  14, 2000

                                        /s/  Robert Howard
                                        ---------------------------
                                             ROBERT HOWARD


                                Page 4 of 4 Pages